UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

National Holdings Corporation
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

636375107
(CUSIP Number)

MITCHELL R. KULICK, ESQ.
IROQUOIS CAPITAL MANAGEMENT, LLC
641 Lexington Avenue, 26th Floor
New York, New York 10022
(212) 974-3070

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON Iroquois Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,121,955
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,121,955
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,121,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON Iroquois Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,121,955
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,121,955
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,121,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON Joshua Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,121,955
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,121,955
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,121,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 166,6681
	8	SHARED VOTING POWER 7,121,955
	9	SOLE DISPOSITIVE POWER 166,668
	10	SHARED DISPOSITIVE POWER 7,121,955
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,288,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN, HC

1 Shares of Common Stock held by certain trusts or accounts established for the benefit of Richard Abbe’s children or other relatives.

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON John G. Coburn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON Daniel H. McCollum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 636375107

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)
Iroquois Capital Management LLC, a Delaware limited liability company (“Iroquois”), with respect to the Shares beneficially owned by it by virtue of its position as investment advisor to Iroquois Master Fund (as defined below);

(ii)	Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (the “Iroquois Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iii)	Joshua Silverman, with respect to the Shares he beneficially owns as a managing member of Iroquois;

(iv)
Richard Abbe, with respect to the Shares he beneficially owns as a managing member of Iroquois, with respect to the Shares he beneficially owns as a custodian or trustee of certain trusts or accounts established for the benefit of his children or other relatives (the “Trust Accounts”) and as a nominee for the Board of Directors of the Issuer (the “Board”);

(v)	John G. Coburn, with respect to the Shares he owns directly and as a nominee for the Board; and

(vi)	Daniel H. McCollum, who is a nominee for the Board;

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Iroquois, Iroquois Master Fund and Messrs. Silverman and Abbe is 641 Lexington Avenue, 26th Floor, New York, New York 10022.  The officers and directors of Iroquois Master Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.  The principal business address of Geneal Coburn is 99 Canal Center Plaza, Suite 220, Alexandria, Virginia 22314.  The principal business address of Mr. McCollum is PO Box 1611, Providence, Rhode Island 02901.

(c)           The principal business of Iroquois is serving as a registered investment adviser that provides investment advisory services to Iroquois.  The principal business of Iroquois Master Fund is serving as a private investment fund.  Iroquois Master Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  The principal business of Messrs. Silverman and Abbe is serving as managing partners of Capital Management.  The principal business of General Coburn is serving as Chief Executive Officer and Chairman of VT Systems, Inc., an engineering group providing solutions and services in the aerospace, electronics, land systems and marine sectors.  The principal business of Mr. McCollum is serving as a Managing Director in the Investment Office of Brown University. Additional biographical information about Messrs. Abbe and McCollum and General Coburn is set forth in Schedule B to the Schedule 13D.

CUSIP NO. 636375107

(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Silverman, Abbe and McCollum and General Coburn are citizens of the United States of America.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Iroquois Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule C, which is incorporated by reference herein.  The aggregate purchase price of the 7,121,955 Shares beneficially owned by Iroquois Master Fund is approximately $2,273,133, excluding brokerage commissions.

The Shares purchased by the Trust Accounts were purchased with working capital in open market purchases as set forth in Schedule C.  The aggregate purchase price of the 166,668 Shares beneficially owned by the Trust Accounts is approximately $50,001, excluding brokerage commissions.

The 10,000 Shares owned directly by General Coburn were purchased in the open market with personal funds.  The aggregate purchase price of the 10,000 Shares owned directly by General Coburn is approximately $5,300, excluding brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

Iroquois Master Fund believes that February 7, 2014 was the deadline for shareholders to deliver a nomination notice in connection with the Issuer’s 2014 annual meeting of shareholders (the “2014 Annual Meeting”) pursuant to the advance notice provisions under the Issuer’s Amended and Restated Bylaws.  In order to preserve its rights to seek Board representation at the 2014 Annual Meeting, Iroquois Master Fund delivered a letter to the Corporate Secretary of the Issuer on February 7, 2014 (the “Nomination Letter”) nominating Richard Abbe, Gen. (ret) John G. Coburn and Daniel H. McCollum for election to the Issuer’s Board at the 2014 Annual Meeting.  Additional biographical information about Messrs. Abbe and McCollum and General Coburn is set forth in Schedule B to the Schedule 13D.

CUSIP NO. 636375107

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 123,247,870 Shares outstanding, as of December 26, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on December 27, 2013.

A.	Iroquois

(a)	As of the close of business on February 11, 2014, Iroquois beneficially owned 7,121,955 Shares.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,121,955
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,121,955

(c)
Iroquois has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Schedule C and are incorporated herein by reference.

B.	Iroquois Master Fund

(a)	As of the close of business on February 11, 2014, Iroquois Master Fund directly and beneficially owned 7,121,955 Shares.

Percentage: Approximately 5.8%

CUSIP NO. 636375107

(b)	1. Sole power to vote or direct vote: 7,121,955
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,121,955
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Schedule C and are incorporated herein by reference.

C.	Joshua Silverman

(a)	As of the close of business on February 11, 2014, Mr. Silverman beneficially owned 7,121,955 Shares.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,121,955
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,121,955

(c)
Mr. Silverman has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Schedule C and are incorporated herein by reference.

D.	Richard Abbe

(a)	As of the close of business on February 11, 2014, Mr. Abbe beneficially owned 7,288,623 Shares.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 166,668
2. Shared power to vote or direct vote: 7,121,955
3. Sole power to dispose or direct the disposition: 166,668
4. Shared power to dispose or direct the disposition: 7,121,955

(c)
Mr. Abbe has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Schedule C and are incorporated herein by reference.

E.	John G. Coburn

(a)	As of the close of business on February 11, 2014, General Coburn directly owned 10,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 0

(c)	On January 27, 2014, Mr. Coburn purchased 10,000 Shares in the open market at a price of $0.53 per Share.

CUSIP NO. 636375107

F.	Daniel H. McCollum

(a)	As of the close of business on February 11, 2014, Mr. McCollum did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. McCollum has not entered into any transactions in the Shares during the past 60 days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

On February 11, 2014, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the 2014 Annual Meeting (the “Solicitation”), and (c) Iroquois agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.   The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Iroquois has agreed to indemnify each of General Coburn and Mr. McCollum against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Joint Filing and Solicitation Agreement by and among Iroquois Master Fund Ltd., Iroquois Capital Management LLC, Joshua Silverman, Richard Abbe, John G. Coburn and Daniel H. McCollum, dated December 2, 2013.

99.2	Form of Indemnification Letter Agreement.

CUSIP NO. 636375107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2014

IROQUOIS MASTER FUND LTD.	IROQUOIS CAPITAL MANAGEMENT LLC

By:	/s/ Joshua Silverman
	Name:	Joshua Silverman
	Title:	Authorized Signatory

/s/ Joshua Silverman
JOSHUA SILVERMAN
Individually and as attorney-in-fact for John G. Coburn and Daniel H. McCollum

/s/ Richard Abbe
RICHARD ABBE

CUSIP NO. 636375107

SCHEDULE A

Directors of Iroquois Master Fund Ltd.

Name and Position	Present Principal Occupation	Business Address

Richard Abbe, Director	Hedge Fund Manager	641 Lexington Avenue, 26th Floor, New York, New York 10022
Joshua Silverman, Director	Hedge Fund Manager	641 Lexington Avenue, 26th Floor, New York, New York 10022
Scot Cohen, Director	Private Equity Manager	641 Lexington Avenue, 26th Floor, New York, New York 10022

CUSIP NO. 636375107

SCHEDULE B

Biographical Information about each of Iroquois Master Fund’s Nominees to the Board

Richard Abbe (age 43) is the Co-founder, and is a Principal and Managing Partner of Iroquois Capital Management, LLC , the Registered Investment Advisor to Iroquois Capital LP and Iroquois Capital (offshore) Ltd. (collectively, “Iroquois Capital”). Mr. Abbe has served as Co-Chief Investment Officer of Iroquois Capital since inception in 2003. From 2000 to 2003, Mr. Abbe co-founded and served as Co-Chief Investment Officer of Vertical Ventures, LLC, a merchant bank.  Prior to 2000, he was employed by Lehman Brothers in Equity Middle Market Institutional Sales. From 1998 to November 1999, Mr. Abbe was a Senior Managing Director at Gruntal & Company, LLC, where he was responsible for its Institutional Sales and Trading desk and served on the firm’s Board of Directors. From 1994 to 1998, he was a Founding Partner at Hampshire Securities, which was sold to Gruntal & Company in 1998. While at Hampshire Securities, Mr. Abbe was instrumental in the development of a start-up investment bank as its revenues grew during a four-year period from zero to US$35 million as it employed over 120 people.  Mr. Abbe served on the Board of Trustees of Hobart and William Smith Colleges and as Vice Chairman of the Investment Committee at Hobart College from 2002 through 2013.  He received his B.A. from Hobart University in 1992.

John G. Coburn (age 72) has served as Chairman and Chief Executive Officer of VT Systems, Inc., an engineering group providing solutions and services in the aerospace, electronics, land systems and marine sectors, since November 2001.  Prior to joining VT Systems, General Coburn served in the United States Army for 39 years in various logistics positions.  His last assignment in the United States Army was as commanding general of the United States Army Material Command (AMC).  General Coburn has served as a director of LRAD Corporation (LRAD:NasdaqCM) since July 2013.  General Coburn was nominated by Iroquois for election to the LRAD Corporation board of directors at the 2013 annual meeting of shareholders and joined the board of directors pursuant to a settlement agreement between Iroquois and LRAD Corporation.  General Coburn is a distinguished military graduate of Eastern Michigan University where he was commissioned as a second lieutenant in the infantry.  General Coburn holds a B.A. in Education from Eastern Michigan University, a master’s degree in Political Science from the University of Kansas, a J.D. from the University of Missouri, and an honorary Ph.D. from Eastern Michigan University.

Daniel H. McCollum (age 39) is a Managing Director in the Investment Office of Brown University in Providence, RI, a position which he has held since July 2013.  The Investment Office of Brown University is responsible for the University’s $3 billion Endowment.  From 2008 through 2013, Mr. McCollum was a Managing Director at Narragansett Asset Management, LLC where he helped manage a portfolio of equity and high yield debt securities across all industries and geographies.  From 2007 through 2008, Mr. McCollum helped found a value / event driven fund focused on long / short debt and equity investing by the name of Rivcap Partners LP.  From 2003 through 2007, Mr. McCollum worked at Bank of America and invested its proprietary capital in loans, bonds, equities and distressed securities. He also structured and sold high yield bond transactions at Bank of America and executed leveraged buyout transactions for multinational private equity firms at Deutsche Bank.  Mr. McCollum has a B.A. in Economics from the University of California at Berkeley and an M.B.A. from the Columbia Business School.

CUSIP NO. 636375107

SCHEDULE C

Transactions in the Shares During the Past 60 Days

Securities Purchased	Price Per Share($)	Date of Transaction

IROQUOIS MASTER FUND LTD.

200	0.6510	12/13/2013
1,000	0.5891	12/17/2013
400	0.5875	12/19/2013
200	0.6350	12/20/2013
500	0.5770	12/30/2013
4,000	0.5394	01/02/2014
1,500	0.5403	01/03/2014